

September 2, 2010

Mr. James R. Zarley
Chief Executive Officer
ValueClick, Inc.
30699 Russell Ranch Road, Suite 250
Westlake Village, CA 91362

**Re:       ValueClick, Inc.**
**Form 10-K for fiscal year ended December 31, 2009**
**Filed February 26, 2010**
**File No. 001-31357**

**Form 10-Q for periods ended March 31, 2010 & June 30, 2010**
**Filed May 10, 2010 & August 6, 2010**
**File No. 001-31357**

Dear Mr. Zarley:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments as noted below. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. After our review of your responses, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2009 and Form 10-Q for periods ended March 31, 2010 & June 30, 2010

General

1. We note your disclosure throughout the Form 10-K, and also in your Form 10-Q filings for periods ended March 31, 2010 and June 30, 2010, discussing that in the third and fourth quarters of 2009, the largest customer in your Owned and Operated Websites segment, Yahoo, made changes that negatively impacted the revenue levels of that segment. For purposes of disclosure, please tell us what changes were made by Yahoo and specifically discuss why these changes negatively impacted the amount of consumer

traffic you could monetize with Yahoo.  As a result of the changes made by Yahoo, explain why you expect the revenues from your Owned and Operated Websites segment to continue to decline at least through the third quarter of 2010.

Please confirm that in future filings you will include enhanced disclosure related to unusual events or significant changes that materially affect your business.  Describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenues or income from operations.  Refer to Item 303(a)(3) of Regulation S-K.

2.  We note your disclosure on page 17 in your Form 10-Q for period ended June 30, 2010, that two customers, Yahoo and Google, account for 10% or more of your revenues.  In future filings, please describe and file as exhibits any related agreements you have with your major customers.  See Item 601(b)(10)(ii)(B) of Regulation S-K.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Risk and Compensation Programs, page 11

3.  We note your disclosure in response to Item 402(s) of Regulation S-K.  Tell us the process you undertook to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director